SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                            APEX SILVER MINES LIMITED
                            _________________________
                                (Name of Issuer)

                        Ordinary Shares, $0.01 Par Value
                        ________________________________
                         (Title of Class of Securities)

                                    GO474103
                                 ______________
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 782-7102
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. GO474103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MOORE CAPITAL MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Connecticut

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,009,360
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            6,009,360

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,009,360

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [X]

13       Percent of Class Represented By Amount in Row (11)

                                    16.84%

14       Type of Reporting Person*

                  CO;IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. GO474103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  OO

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  7,192,599
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            7,192,599

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,192,599

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    20.04%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. GO474103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MOORE GLOBAL INVESTMENTS, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Bahamas

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,759,359
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,759,359

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,759,359

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                  [x]

13       Percent of Class Represented By Amount in Row (11)

                                    13.50%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

                  This Amendment No. 3 to Schedule 13D relates to ordinary shares, $0.01 par value per share (the "Shares"), of Apex Silver Mines Limited (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated December 1, 1997 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined in the Initial Statement). This Amendment No. 3 is being filed by the Reporting Persons to report that, as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This Item 2 is supplementally amended as follows:

                  This Statement relates to Shares held for the account of Moore Global Investments, Ltd., a Bahamian corporation ("MGI"), Moore Emerging Markets Fund Ltd., a Bahamian corporation ("MEM"), and a U.S. partnership (the "Fund"), the general partner of which is an entity controlled by Mr. Louis M. Bacon ("Mr. Bacon").

                  The principal business of Moore Capital Management, Inc., a Connecticut corporation ("MCM"), is serving as discretionary investment manager to MGI, MEM and other investment funds. As a result, MCM may be deemed the beneficial owner of the Shares held for the account of MEM.

                  In his capacities as Chairman and Chief Executive Officer, director and controlling shareholder of MCM, Mr. Bacon may be deemed the beneficial owner of the Shares held for the account of MEM.

                  The principal business of MGI is investment in securities.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Approximately   $34,999,992   was  expended  to  purchase  the
securities reported herein as being acquired by MGI, MEM and the Fund.

Item 4.           Purpose of Transaction.

                  All of the securities reported herein as having been acquired for the accounts of MGI, MEM and the Fund were acquired for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) (i) MCM may be deemed the beneficial owner of 6,009,360 Shares (approximately 16.84% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the accounts of MGI and MEM).

                      (ii) Mr. Bacon may be deemed the beneficial owner of 7,192,599 Shares (approximately 20.04% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for the accounts of MGI, MEM and the Fund).

                                                               Page 6 of 8 Pages

                      (iii) MGI may be deemed the beneficial owner of 4,759,359 Shares (approximately 13.50% of the total number of Shares which would be outstanding assuming the exercise of all of the warrants held for its own account).

                  (b) (i) MCM may be deemed to have the shared power to direct the voting and disposition of the 6,009,360 Shares held for the accounts of MGI and MEM (assuming the exercise of all of the warrants held for the accounts of MGI and MEM).

                      (ii) Mr. Bacon may be deemed to have the shared power to direct the voting and disposition of the 7,192,599 Shares held for the accounts of MGI, MEM and the Fund (assuming the exercise of all of the warrants held for the accounts of MGI, MEM and the Fund).

                      (iii) MGI may be deemed to have the shared power to direct the voting and disposition of the 4,759,359 Shares held for its own account (assuming the exercise of all of the warrants held for its own account).

                  (c) Except for the transactions listed on Annex A hereto, all of which were direct purchases in a public offering from the Issuer, there have been no transactions effected with respect to the Shares since September 16, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of MGI.

                      (ii) The shareholders of MEM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of MEM.

                      (iii)  The   partners  of  the  Fund  have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Fund.

                  (e)  Not applicable.

                                                               Page 7 of 8 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 15, 1999

                                   MOORE CAPITAL MANAGEMENT, INC.


                                   By:      /S/ STEPHEN R. NELSON
                                            ------------------------------------
                                            Stephen R. Nelson
                                            Vice President

                                   LOUIS M. BACON


                                   By:      /S/ STEPHEN R. NELSON
                                            ------------------------------------
                                            Stephen R. Nelson
                                            Attorney in Fact

                                   MOORE GLOBAL INVESTMENTS, LTD.


                                   By:      /S/ STEPHEN R. NELSON
                                            ------------------------------------
                                            Stephen R. Nelson
                                            Attorney in Fact

                                                               Page 8 of 8 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            APEX SILVER MINES LIMITED


                           Date of       Nature of    Number of         Net Average
For the Account of       Transaction    Transaction  Securities       Purchase Price
------------------       -----------    -----------  ----------       --------------

MGI                        11/5/99       PURCHASE    1,666,666/1/     $ 12.00

MEM                        11/5/99       PURCHASE    833,334/2/       $ 12.00

FUND                       11/5/99       PURCHASE    416,666/3/       $ 12.00








---------------

/1/ In addition, along with the purchase of these Shares, MGI received 833,333 warrants from the Issuer, which are convertible into Shares on a one-for-one basis at $18 per Share.

/2/ In addition, along with the purchase of these Shares, MEM received 416,667 warrants from the Issuer, which are convertible into Shares on a one-for-one basis at $18 per Share.

/3/ In addition,  along with the purchase of these  Shares,  the Fund  received
208,333 warrants from the Issuer, which are convertible into Shares on a one-for-one basis at $18 per Share.